UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 2, 2016, Husky Energy issued a press release announcing that its China subsidiary had signed a Heads of Agreement with CNOOC Limited and relevant companies for the price adjustment of natural gas from the Liwan 3-1 and Liuhua 34-2 fields. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: August 3, 2016		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy and CNOOC Limited Announce Agreement for Liwan Gas Project

Calgary, Alberta (August 2, 2016) – Husky Energy’s China subsidiary has signed a Heads of Agreement (HOA) with CNOOC Limited and relevant companies for the price adjustment of natural gas from the Liwan 3-1 and Liuhua 34-2 fields that would see the price set at $12.50-15.00 Cdn per thousand cubic feet (mcf) at current exchange rates.

“Long term fundamentals remain strong for natural gas demand in China. The price adjustment will allow Husky and CNOOC to maintain their market share in a competitive gas market,” said CEO Asim Ghosh. “We reached this agreement in the spirit of the longstanding relationship between Husky and CNOOC that brought to life the first deepwater development offshore China.”

Gross take-or-pay volumes from the fields remain unchanged in the range of 300-330 million cubic feet per day (mmcf/day). Liquids production, net to Husky, is also expected to remain in the range of 5,000-6,000 barrels per day. The price adjustment under the HOA is effective as of November 20, 2015 and the settlement of outstanding payments is calculated from that date.

“Husky and CNOOC plan to further deepen their cooperation and have undertaken to jointly create more value with the advancement of the Liuhua 29-1 gas field,” said Ghosh.

Plans will get underway to finalize the commercial and development approach to tie the Liuhua 29-1 field into the Liwan infrastructure. Liuhua 29-1 gross gas sales volumes are expected to add approximately 80 mmcf/day.

Husky holds a 49 percent interest in the Production Sharing Contract (PSC) for the Liwan Gas Project and operates the deepwater infrastructure. CNOOC Limited holds a 51 percent interest in the PSC and operates the shallow water facilities and the onshore gas terminal.

Husky and CNOOC continue to advance a rich portfolio of opportunities in the Asia Pacific Region, including several shallow water natural gas and liquids developments offshore Indonesia.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “remain”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: long term fundamentals remaining strong for natural gas demand in China; take-or-pay volumes and liquids production from the Liwan fields; and anticipated gross gas sales volumes for Liuhua 29-1.

There are numerous uncertainties inherent in projecting future sales volumes. The total amount of actual sales volumes may vary from initial estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2015 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.